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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13-D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                            NOCOPI TECHNOLOGIES, INC.

                                (Name of Issuer)

                          COMMON STOCK - PAR VALUE .01
                         (Title of Class of Securities)

                                    655212207
                                 (CUSIP Number)

    c/o Dr. Michael Feinstein, 9C Portland Road, West Conshohocken, PA 19428
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2005
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  655212207


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        David Marcus
        Maury B. Reiter
        Enid R. Rudney
        Michael B. Solomon
        Kay Weinstock
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        David Marcus - PF
        Maury B. Reiter - PF
        Enid R. Rudney - PF
        Michael B. Solomon - PF
        Kay Weinstock - PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        All citizens of United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

                        Marcus -0- shares;
                        Reiter -0- shares;
  NUMBER OF             Rudney -0- shares;
                        Solomon -0- shares;
   SHARES               Weinstock -0- shares*
               _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         2,518,599 shares*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             Marcus -0- shares;   Reiter -0- shares;
                        Rudney -0- shares;         Solomon -0- shares;
   PERSON               Weinstock -0- shares*

    WITH       _________________________________________________________________


               10   SHARED DISPOSITIVE POWER

                        2,518,599 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Marcus - 2,518,599 shares;   Reiter - 2,518,599 shares;
                Rudney - 2,518,599 shares;   Solomon - 2,518,599 shares;
                Weinstock - 2,518,599 shares*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.97%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

       IN

________________________________________________________________________________

       *This is a joint filing by Marcus, Reiter, Rudney, Solomon and Weinstock who share voting and investment control over all 2,518,599 shares owned by Entrevest I Associates, a Pennsylvania general partnership (the "Partnership"). The interest of each of Marcus, Reiter, Rudney, Solomon and Weinstock in the securities described in this Schedule is limited to the extent of their respective pecuniary interest in the Partnership.

                                     ------
                                  SCHEDULE 13-D
                                  -------------

Re: Nocopi Technologies, Inc.                           CUSIP Number: 655212207


Item 1: Common Stock, par value .01 per share of Nocopi Technologies, Inc., 9C Portland Road, West Conshohocken, PA 19428

Item 2: This statement is filed by Marcus, Reiter, Rudney, Solomon and Weinstock, all of whom are partners of Entrevest I Associates, a Pennsylvania general partnership, c/o 350 Sentry Parkway, Bldg. 640, P. O. Box 3037, Blue Bell, PA 19422.

       (1)      (a)     David Marcus

                (b)     104 Woodside Road, Haverford, PA 19041

                (c)

                (d)     No convictions

                (e)     No proceedings

                (f)     USA

        (2)     (a)     Maury B. Reiter

                (b)     303 Pheasant Hill Drive Bryn Mawr, PA 19010

                (c) Attorney for Kaplin Stewart Meloff Reiter & Stein, P.C. 350 Sentry Parkway, Bldg. 640
                        P. O. Box 3037
                        Blue Bell, PA 19422

                (d)     None

                (e)     None

                (f)     USA



(3)     (a)     Enid R. Rudney

        (b)     222 Pineridge Road, Havertown, PA 19083

        (c)

        (d)     None

        (e)     None

        (f)     USA

(4)     (a)     Michael Solomon

        (b)     309 Pheasant Hill Drive Bryn Mawr, PA 19010

        (c) Certified Public Accountant for Rudney, Solomon, Cohen & Felzer, P.C. Rosemont, PA

        (d)     None



        (e)     None

        (f)     USA

(5)     (a)     Kay Weinstock

        (b)     201 Landover Road, Bryn Mawr, PA 19010

        (c)

        (d)     None

        (e)     None

        (f)     USA


Item 3:

Michael B. Solomon sold 10,000 shares of Nocopi Technologies Inc/MD/ on July 5, 2005. All reporting persons utilized personal funds for the purpose of acquiring the securities.

Item 4:

The sale of the securities described in Item 3 reduces the percentage ownership of Entrevest I Associates in the subject company to under 5 percent.

Item 5:

Based upon the Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2005, as of May 1, 2005, there were 50,586,181 shares of Common Stock issued and outstanding. As of the close of business on July 5, 2005, the Reporting Persons beneficially own an aggregate of 2,518,599 shares of Common Stock. This constitutes an aggregate of approximately 4.97% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons have shared power to vote and dispose of all of such shares.


Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in this Schedule. See also section 12 the footnote after section 14 above.


Item 6:

The only arrangement known is the Partnership Agreement of Entrevest I Associates, to which all of the individual reporting persons are parties.


Item 7. Material to be filed as exhibits:

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

July 31, 2005


/s/ David Marcus
David Marcus

/s/ Maury B. Reiter
Maury B. Reiter

/s/ Enid R. Rudney
Enid R. Rudney

/s/ Michael B. Solomon
Michael B. Solomon

/s/ Kay Weinstock
Kay Weinstock





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



EXHIBIT INDEX



                                  END OF FILING